Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

February 24, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
McKinley Non-U.S. Core Growth Fund (S000044847)

Dear Mr. Newman:

This amendment is being filed under Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) in response to your February 20, 2014 comments regarding the Trust’s Post-Effective Amendment (“PEA”) No. 555 to its registration statement.  PEA No. 555 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on January 23, 2014, and is designated to become effective on April 8, 2014.  PEA No. 555 was filed for the purpose of adding one new series to the Trust: the McKinley Non-U.S. Core Growth Fund.  The Trust is filing this PEA No. 562 under Rule 485(a) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  As noted in the Trust’s correspondence filed under separate cover, the Trust is seeking acceleration of effectiveness for February 28, 2014.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus (Summary Section)

1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

2.	Please file the Operating Expenses Limitation Agreement as an exhibit.

The Trust responds by including the Operating Expenses Limitation Agreement as an exhibit.

3.	Please confirm supplementally that the Board has no present intent to terminate the Operating Expenses Limitation Agreement within the first year.

The Trust responds by confirming that the Board does not intend to terminate the Operating Expenses Limitation Agreement.

4.
Please expand the disclosure regarding the Net Operating Expenses to state that the expenses may be higher than the Expense Cap to the extent the Fund incurs excluded expenses. If applicable please also consider expanding the footnote to address the Fund’s ability to recoup with in three years of incurring the expense.

The Trust responds by expanding the disclosure as follows:

“The Operating Expenses may exceed the Expense Cap to the extent the Fund incurs expenses excluded from the Expense Cap.  The Adviser is permitted, with Board approval, to be reimbursed for fee reductions and/or expense payments made in the prior three years.  This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for the fiscal year (taking into account the reimbursement) does not exceed the Expense Cap.”

5.
With respect to “Shareholder Information” section on page 9 of the Prospectus, regarding Y Shares, please consider removing references to sales charges or redemption fees if not applicable, alternatively state in the disclosure that the fees are not applicable.

The Trust responds by revising the disclosure as requested.

6.
With respect to “When and How NAV is determined,” please enhance the disclosure to clarify the Fund’s primary holdings may be listed on Foreign Exchanges that trade on weekends or other days when the Fund does not price its shares.

The Trust responds by revising the disclosure as follows:

“The Fund calculates its NAV for shares of each Class once daily each day the New York Stock Exchange is open for trading, as of approximately 4:00 p.m. Eastern time, the normal close of regular trading.  The Fund invests in securities that are primarily traded in foreign markets which may be open for trading on weekends and other days when the Fund does not price its shares.  As a result, NAV of the Fund’s shares may change on days when you will not be able to purchase or redeem Fund shares.”

7.
On page 17 of the Prospectus, in the section titled, “Small Accounts” please confirm the minimum account balance and investment minimum. Additionally, please enhance the disclosure regarding the automatic redemption process to include the language, “following notice from the Fund.”

The Trust responds by confirming that the minimum initial investment for Y shares is $40 million and the minimum account balance is $10 million for Y shares. The Trust further responds by revising the language as requested.

8.
With respect to the Institutional and Investor Shares, please explain the substantial difference in the fees and expenses table, specifically, the 0.50% of other expenses, as opposed to 0.33% for the Y shares.

The Trust responds by stating that in addition to the labeled class specific expenses such as the Rule 12b-1 and Shareholder Servicing fees, the Institutional Shares and the Investor Shares expect to have other higher expenses, which include Transfer Agent, Shareholder reporting, and Blue Sky registration fees.

9.
On page 11 of the Institutional and Investor Shares Prospectus, please confirm whether Shareholder Servicing Fees are paid to the Adviser. Secondly, if applicable, please disclose what portion of the Rule 12b-1 fee the Adviser receives, and explain what it covers. Additionally, please confirm whether the Adviser is a registered Broker Dealer.

The Trust responds by stating that pursuant to the Shareholder Servicing Fee Plan, the Adviser serves as an Agent to pay financial intermediaries. Operationally, however, the Fund pays these financial intermediaries directly upon receiving respective invoices.

The Trust further responds by confirming that the Adviser does not receive any 12b-1 fees. The 12b-1 fees are paid to the distributor.

Additionally, the Adviser is not a registered Broker Dealer.

Statement of Additional Information (“SAI”) (Non-Fundamental Restrictions)

10.	On page B-12 of the SAI, please consider adding disclosure to the Rule 4.5 CPO disclosure regarding the limitations on derivatives, options and swaps and the de minimis trading test.

The Trust responds by respectfully declining to expand the disclosure as currently written.

11.	On page B-21 with respect to the disclosure regarding the Board Committees, please explain why the Valuation Committee is appropriate as a Board Committee rather than an Advisory Committee.

The Trust responds by explaining that the Committee is comprised of Trust Officers, not members of the Adviser. Accordingly, the Committee is considered to be a Trust Committee, not a Board Committee.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP